UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

 Cidade de Deus, Osasco, SP, February 5, 2016

Material Fact

Banco Bradesco S.A. (Bradesco or Company), in response to the Official Letter No. 31/2016-CVM/SEP/GEA-3, dated February 4, 2016, hereby presents additional clarifications to the Material Fact disclosed on February 3, 2016, through which the Company’s shareholders and the market were informed that, in a meeting held on the same day, the Board of Directors resolved to cancel the  capital stock increase by means of private subscription of shares, approved in the Special Shareholders’ Meeting held on December 17, 2015, at the amount of R$3,000,000,000.00, through the issuance of 164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares, at the unit price of R$19.20, and 82,198,074 are preferred shares, at the unit price of R$17.21 (“Capital Stock Increase”).

Bradesco informs that has made several actions for the execution of the Capital Stock Increase, such as publication of Material Fact and Notice to the Market in the main newspapers of the Country and disclosure of the transaction to Bradesco’s network branch, an important disclosure channel with the target audience of the transaction. Nevertheless, the cancellation is necessary because:

•         the volatility of the national and international stock markets,  which has made the issue price of new shares in the Capital Stock Increase stay above the value of the shares issued by the Company in the Stock Exchange during several trading sessions in January, even though it was set with discount of 20% (twenty percent) compared to the average of the 60 (sixty) trading sessions preceding the date of the announcement of the transaction;

•         the need to protect the interests of minority shareholders, which could be damaged either by the dilution of their shareholding participations due to non-subscription in the Capital Stock Increase or by the possibility to subscribe for shares issued by the Company by a value that is higher than the share price at BM&FBOVESPA;

•        the Special Shareholders’ Meeting of December 17, 2015 approved the proposal for the Capital Stock Increase with the forecast of subscription and payment of 100% of the shares issued, in other words, without the possibility of partial approval. However, until February 2, 2016, missing 3 (three) days to the expiration of the time limit for the exercise of the preemptive right,  relevant percentage of the shares issued and available for minority shareholders had not been subscribed. It is worth mentioning that Article 30 of the CVM Instruction No. 400/2003 - which, in the understanding of CVM itself, applies analogically to capital stock increases carried out by private subscription - admits the partial approval only if the resolution which has approved the proposal for the increase has expressly authorized this possibility.

The shareholders who have exercised their preemptive right in the subscription of new shares will not be damaged at all, since the respective reports were cancelled and there will be no payment of the corresponding amount, which would occur on March 1, 2016.

It also clarifies that the approval resolved in the Special Shareholders’ Meeting is not a measure that, by itself, ensures the implementation of the transaction, since it requires the completion of a series of steps and subsequent procedures, particularly in relation to the subscription of new shares issued, being subject to situations beyond the management's forecast.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 5, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.